2006  Third Quarter Results

October 18, 2006

Safe Harbor

“Safe Harbor” Statement under the U.S. Private Securities
Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are
subject to risks and uncertainties including, but not limited to:
economic conditions, product demand and semiconductor
equipment industry capacity, worldwide demand and
manufacturing capacity utilization for semiconductors (the
principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product
development, ability to enforce patents, the outcome of
intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the
prevailing market price for ASML shares, and other risks
indicated in the risk factors included in ASML’s Annual
Report on Form 20-F and other filings with the U.S.
Securities and Exchange Commission.

/ Slide 2

Agenda

Market

Q3 2006: Execution and accomplishments

Q3 2006: Shipment and bookings review

Financial summary

Q4 2006: Outlook

Share buyback

ASML’s drivers for growth

/ Slide 3

Market

/ Slide 4

Semiconductor Growth Forecast 2006-2007
External analysts forecast for 2007 same as 2006 level

Consensus:  8.8% 9.0%

/ Slide 5

Semiconductor Industry Forecast

$6.7

$6.7

$5.0

Litho Equipment for IC production ($B)

0%

34%

-3%

Growth rate year over year

-3%

26%

-8%

Growth rate year over year

$30

$31

$25

Wafer Fab Equipment Sales ($B)

-2%

15%

0%

Growth rate year over year

$57

$59

$51

Capex ($B)

9%

19%

9%

Growth rate year over year

150

138

115

IC Unit (B)

2005

2006

2007

Source : Average of Gartner Dataquest & VLSIResearch

/ Slide 6

Growth from multiple independent segments
Each segment with its own investment cycle

Flash shrink - 12 to 15
month investment cycle

DRAM – follows Flash
investment cycle by
approx 12 months

Foundries represent classic
supply/demand cycle

Moore’s law, 18 to 24
months - invest for new
product development -
volume to Foundry

Shrink for new
functionality and cost per
function - 12 to 24 month
investment cycle

/ Slide 7

On balance 2007 is going to be a stable year

THE DOWN FORCES

Semiconductor unit forecast
coming down

Growing Inventory of ICs in
some channels

Investments are high as % of
semiconductor sales

Major build up of capacity due
to 19% IC unit growth in 2006

Overheating of flash capacity
build

THE UP FORCES

2007 semi unit projection at single
digit growth

Utilization at levels allowing
additional Capex

Current 19% IC unit growth
triggers staged fab start ups

ASML gains market share by
winning additional business at new
and existing customers

45 nm immersion volume
manufacturing is starting H2 2007

/ Slide 8

Q3 2006: Execution and accomplishments

/ Slide 9

Q3 2006: Robust execution

Growth

Revenues of € 958 million up 80% versus a year ago, strongest quarterly sales in history of the company

Increased market share by winning new 300mm fab opportunities

Profitability

Operating profit of € 239 million or 25% of net sales, up more than threefold versus a year ago

Record net profit of € 172 million or 17.9% of sales

Gross margin reported at 40.8%

Cash

Finalized share buy back program of € 400 million, repurchasing
25.5 million shares (5.25% of outstanding shares) of which € 148 million is paid in Q3 2006

/ Slide 10

Q3 2006: Technology accomplishments

Solid progress on immersion products

Shipped 7 TWINSCAN XT:1700i in Q3, bringing the total to 15
systems capable of 45nm IC volume production

As of Q3 2006, 4 immersion tools are shipped to Japan

Fast learning about immersion through feedback from 28
immersion tools

Development on XT:1900i on schedule. Preparations underway
for first shipment in H1 2007

EUV milestones

Shipped industry’s first full-field EUV development systems in
Q3 2006 to research facilities in Europe and USA for use in
worldwide customer evaluations and infrastructure development

/ Slide 11

Q3 2006: Shipment and bookings review

Good shipment quarter with record quarterly revenue

Shipped 71 systems with ASP of € 12.1 million up from € 11.7 million in Q2 2006 due to higher percentage of new ArF systems

Shipped 59 new systems with ASP of € 13.8 million, an increase from € 13.7 million in Q2 2006

Mix of products contains significant i-line and KrF to support customer production capacity

Strong order intake

Booked 95 orders in line with the increased bookings outlook published on September 6th

Achieved record backlog value of € 2,126 million with 151 systems, an increase of 16% over Q2 2006

Current immersion backlog is 15 units

/ Slide 12

Financial summary

/ Slide 13

Total revenues M€

351

820

526

370

329

318

785

611

616

453

548

533

763

685

629

1,959

1,543

2,465

2,529

/ Slide 14

Revenue breakdown: Q3 2006

Value per type

Value per technology

TWINSCAN

93%

Other systems

7%

Value per region

Value per end-use

Foundry

19%

Memory

62%

IDM

19%

KrF

28%

ArF

64%

i-line

8%

U.S.

22%

Taiwan

15%

Korea

38%

China

8%

Europe

10%

ROW

2%

Numbers have been rounded for readers’ convenience

units

Units

18

53

Others

TWINSCAN

20

25

26

i-line

KrF

ArF

Japan

5%

/ Slide 15

Profit & Loss statement M€

/ Slide 16

Numbers have been rounded for readers’ convenience

Q2 06

Q3 06

YTD

Net sales

942

9

58

2

,

530

Gross

profit

Gross margin %

381

40.4

%

3

91

40

.

8

%

1

,

023

40

.5

%

R&D costs

92

100

280

SG&A costs

5

1

51

153

Operating income

Operating income %

238

25

.2%

23

9

25

.

0

%

591

23.4

%

Net income

Net income %

167

17

.7%

1

72

1

7

.

9

%

419

16.6

%

Key financial trends 2005 - 2006

/ Slide 17

Numbers have been rounded for readers’ convenience

Profit & Loss Statement

M€

Q3 05

Q4 05

Q1 06

Q2 06

Q3 06

Units

39

47

51

72

71

Sales

533

548

629

942

958

Gross profit

Gross margin %

197

37.0

%

204

37.3

%

252

40.0

%

381

40.4

%

39

1

40.8

%

R&D

80

82

87

92

100

SG&A

48

47

50

51

51

Operating income

Operatin

g income %

69

12.9

%

75

13.6

%

114

18.2

%

238

25.2%

239

25.0

%

Net income

Net income %

48

9.0

%

52

9.4

%

80

12.7

%

167

17.7

%

172

17.9

%

ASP New Systems

15.0

12.5

13.5

13.7

13.

8

Booking Units

46

55

62

93

95

Cash flow M€

/ Slide 18

Including payment for share buyback, Q2 Euro 253 million, Q3 Euro 148 million

1

Numbers have been rounded for readers’ convenience

Q2 06

Q3 06

YTD

Net income

167

1

72

419

Depreciation and amortization

21

30

72

Changes in tax assets and liabilities

65

6

2

74

Effects of changes in inventories

12

7

2

(8

1)

Effects of changes in other assets and

liabilities

65

(

3

34

)

(37

1)

Cash flow fr

om operations

330

2

11

3

Cash flow from investing activities

(13)

(15

)

(45

)

Cash flow from financing activities

(246)

1

(139

)

1

(378

)

1

Effect of changes in exchange rates on cash

(11

)

1

(14

)

Net cash flow

60

(151

)

(324

)

Current liabilities include USD 575 million principal amount of ASML’s 5.75 percent Convertible Subordinated
Notes due October 15, 2006.

Balance sheet as of Oct 1, 2006 M€

/ Slide 19

1

Numbers have been rounded for readers’ convenience

ASSETS

June 2006

Oct

200

6

Cash and cash equivalents

1

,

731

44%

1

,

581

41

%

Accounts receivable, net

540

14%

675

17

%

Inventories, net

916

23%

837

22

%

Other assets

167

4%

194

5

%

Tax assets

273

7%

267

7

%

Fixed assets

308

8%

301

8

%

TOTAL ASSETS

3

,

935

100%

3

,

855

100%

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities

1

1

,

656

42%

1

,

519

39

%

Convertible subordinated bonds

380

10%

380

10%

Long term debts and deferred liabilities

242

6%

2

14

6

%

Shareholders’ equity

1657

42%

1

,

742

45

%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY

3

,

935

100%

3

,

8

55

100%

Backlog as of Oct 1, 2006

74 % of unit backlog carry Q4 ‘06 + Q1 ‘07 shipment dates

Q3 net bookings of 95 systems with a value € 1,193 million
including 88 new tools with an ASP of € 13.2 million

Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period

Numbers have been rounded for readers’ convenience

New Systems

Used Systems

Total Backlog

M€   2,099

M€    27

M€    2,126

M€   14.7

M€    3.4

M€    14.1

Backlog

Backlog

143

8

151

Units

Value

ASP

/ Slide 20

Backlog: litho units and value

/ Slide 21

Backlog lithography per Oct 1, 2006

Total value € 2,126 million

Value per type

Value per technology

TWINSCAN

97%

Other systems

    3%

I-line

9%

ArF dry

50%

Value per region

Value per end-use

Foundry

20%

Memory

58%

IDM

22%

KrF

22%

ArF immersion

19%

Numbers have been rounded for readers’ convenience

U.S.

27%

Taiwan

20%

Korea

23%

China

8%

Europe

6%

Singapore

10%

Japan

6%

/ Slide 22

Q4 2006: Outlook

Bookings expected to remain high at 65 units with additional upside potential reflecting two drivers: need for production capacity in segments other than flash and an increase in ASML’s market share

Shipment of 69 systems expected in Q4

ASP for new system shipments expected to be € 14.2 million and
€ 12.9 million for new + refurbished systems

Gross margin expected at 40% – 41%

R&D is expected to increase to € 105 million net of credit in support of advanced immersion and EUV systems development

SG&A are expected to remain at € 51 million

Build 10 immersion systems in Q4

Lithography demand for ASML tools in 2007 is expected at about our 2006 level, assuming single digit semiconductor unit growth

/ Slide 23

Share buy back

Repurchased 40.4 million shares through share buyback
program and in conjunction with convertible bond
redemption

After bond redemption the amount of outstanding shares is
reduced by 8.4 million shares

ASML is near its net cash target of € 1 billion

ASML reiterates its commitment to return cash above its net
cash target to shareholders through share buy backs
resulting in reduction of the number of shares outstanding

/ Slide 24

ASML’s drivers for growth

Growing needs for Lithography per node:

More tools for more layers

Higher ASP to address complexity

ASML continues to grow its worldwide market share as
Technology leadership is fueled by R&D strength and scale

Five industry segments work together resulting in milder industry cycles as each segment represents different growth drivers, all together contributing to steady, long term industry growth

/ Slide 25

Commitment